UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Greenfield Online, Inc.
(Name of Subject Company)
Greenfield Online, Inc.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
395150105
(CUSIP Number of Class of Securities)
Jonathan A. Flatow
General Counsel and Chief Administrative Officer
21 River Road,
Wilton, CT 06897
(203) 846-5721
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Robert B. Schumer
Matthew W. Abbott
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (this “Amendment No. 2”) filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on September 11, 2008, by Greenfield Online, Inc. (the “Company” or “Greenfield”), a Delaware corporation, as amended by Amendment No. 1 filed on September 18, 2008 (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Crisp Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft” or “Parent”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on September 11, 2008 (as amended or supplemented from time to time, the “Schedule TO”) by Offeror and Parent, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively.
The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the last paragraph under the heading “(a) Agreements, Arrangements or Understandings with Executive Officers, Directors and Affiliates of the Company — Interests of Certain Persons”:
     “As of August 28, 2008, the date on which the Board voted in favor of the Transaction (as defined below) and as of August 29, 2008, the date on which the Transaction was publicly disclosed, neither Microsoft nor ZM Capital (as defined below) had made any offer of any equity interest, or any employment agreement, to any named executive officer or director of the Company, nor had any such negotiations taken place.”
Item 4. The Solicitation or Recommendation.
(a)	Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the fifth paragraph under the heading “(d) Opinion of the Company’s Financial Advisor”:
     “Projected Financial Information. Certain financial projections prepared by the Company’s management were made available to Deutsche Bank in connection with Deutsche Bank’s fairness opinion.
     The Company’s financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in the Company’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.
     Other than as indicated below, the financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of the Company by Parent pursuant to the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the Offer and the Merger or the clarification of Parent’s intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

     These financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.
     The tables below set forth certain of management’s projections of revenue, EBITDA, income from operations and operating margins (%), R&D, and Panel Development Expense, for Greenfield on a consolidated basis and for its ISS and CSS businesses for FY 2008 — 2012, that were supplied to Deutsche Bank in connection with its fairness opinion.
Greenfield on a Consolidated Basis (In US$ Millions)

	External		Income from	Operating Margins		Panel Development
	Revenue	EBITDA	Operations (EBIT)	(%)	R&D	Expense
2008	152.315	39.519	29.802	19.57	5.921	4.696
2009	180.590	49.507	38.112	21.10	7.082	4.146
2010	212.440	60.693	47.044	22.14	8.382	4.095
2011	251.944	72.978	58.345	23.16	10.088	4.322
2012	299.379	90.132	74.929	25.03	12.212	4.721
Internet Survey Solutions Business (In US$ Millions)

	External		Income from	Operating Margins		Panel Development
	Revenue	EBITDA	Operations (EBIT)	(%)	R&D	Expense
2008	106.070	16.043	8.996	8.48	3.587	4.696
2009	119.329	19.708	12.114	10.15	4.036	4.146
2010	134.245	24.743	16.932	12.61	4.540	4.095
2011	151.026	30.256	21.075	13.95	5.108	4.322
2012	169.904	36.439	26.309	15.48	5.747	4.721
Comparison Shopping Solutions Business (In US$ Millions)

	External	Intercompany		Income from	Operating Margins		Panel Development
	Revenue	Revenue	EBITDA	Operations (EBIT)	(%)	R&D	Expense
2008	46.245	0.800	23.476	20.806	44.23	2.334	0
2009	61.261	0.900	29.799	25.998	41.82	3.046	0
2010	78.195	1.000	35.950	30.112	38.02	3.842	0
2011	100.918	1.000	42.722	37.270	36.57	4.980	0
2012	129.475	1.000	53.693	48.620	37.26	6.465	0
     The forward looking financial information presented above is presented solely as a supplemental disclosure. The information provided under the heading “EBITDA” above is not a measure of financial performance under U.S. generally accepted accounting principles (“GAAP”) and should be considered in addition to, but not as a substitute for, other measures of financial performance reported by the Company here and elsewhere in accordance with GAAP. For purposes of the EBITDA disclosure above, the Company is unable to provide a quantitative reconciliation with GAAP because such information is not available without unreasonable effort. However, the Company believes that EBITDA generally is useful information to investors as it is used by the Company’s management to evaluate the operating performance of the Company’s business.”
(b)	Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph under the heading “(d) Opinion of the Company’s Financial Advisor” with the following:

     “Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided financial services to Microsoft or its affiliates for which it has received compensation. No member of the DB Group has provided any fee-based services to ZM Capital. The DB Group may provide investment and commercial banking services to Microsoft, ZM Capital or Greenfield in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Greenfield for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.”
Item 5. Person/Assets Retained, Employed, Compensated or Used.
Item 5 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph with the following paragraphs:
     “The Company has retained Deutsche Bank pursuant to the Engagement Letter. As compensation for Deutsche Bank’s services in connection with the Transaction, the Company agreed to pay Deutsche Bank (i) a minimum fee of $3 million, payable at the time of the closing of the Transaction, plus (ii) 2.5% of the aggregate consideration involved in the Transaction above the aggregate consideration implied by a purchase price of $11.00 per Share on a fully diluted basis. Such fee payable to Deutsche Bank would be reduced by $1 million payable in connection with Deutsche Bank’s fairness opinion with respect to the Transaction with Microsoft, and the $1 million paid upon the issuance of Deutsche Bank’s fairness opinion regarding the transaction with affiliates of Quadrangle (the “Quadrangle Transaction”). Based on the Transaction value on the date of announcement of the Merger, the total fee payable to Deutsche Bank would be approximately $7.69 million, plus reasonable costs and expenses, $2 million of which became payable upon the rendering of its fairness opinions in the Transaction with Microsoft and the Quadrangle Transaction. Regardless of whether the Transaction is consummated, the Company has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter. The Company has also agreed to indemnify Deutsche Bank and certain related affiliates and persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Transaction.
     Fresen Associates (now d/b/a Garros Group LLC) is a financial consultant to the information services industry. The firm’s focus and expertise is in technology-enabled marketing services which includes Internet advertising, digital media, marketing research and eCommerce. Under the terms of the agreement Fresen Associates agreed, among other things, to assist the Company in determining an acquisition strategy to assist its comparative shopping business in its U.S. launch through an acquisition of technology, services, customers, or other assets and to identify and recommend potential acquisition candidates. In return for these services, Fresen Associates received a monthly retainer fee of $15,000 during the term of the engagement and would have been entitled to a success fee equal to 3% of the first $30 million of aggregate consideration paid by the Company in connection with a covered transaction (as such terms are defined in the agreement with Fresen Associates), plus 1.5% of the aggregate consideration in excess of $30 million, up to a maximum success fee of $1,200,000.”
Item 8. Additional Information.
(a)	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the first paragraph under the heading “(b) Appraisal Rights”:
     “The parties to the MOU (as defined below) have agreed that, in any proceeding to determine the fair value of the Shares in the Court of Chancery pursuant to Section 262(h) of the DGCL, the Company and the members of the Class (as described in the MOU) will be deemed to have waived and will not present (except pursuant to explicit direction from the Court) any argument that any effect should be given to (i) the issuance of any Shares issued to Parent, Offeror, or any of their respective affiliates as a result of the exercise of the Top-Up Option; or (ii) the receipt by the Company of any consideration for the issuance of such Shares. The parties to the MOU also agreed that the settlement is not conditioned on, nor subject to, the Court of Chancery’s taking any position with respect to such issues or arguments in any such proceeding, or otherwise on the outcome of such proceeding.”

(b)	Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the following paragraph after the last paragraph under the heading “(c) Regulatory Approvals — HSR Act”:
      “The waiting period under the HSR Act applicable to the Offer and the Merger expired at 11:59 p.m., New York City time, on Friday, September 26, 2008. Accordingly, the condition to the Offer relating to the termination or expiration of the waiting period applicable to the Offer or the Merger under the HSR Act has been satisfied.”
(c)	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraphs under the heading “(h) Legal Proceedings” in their entirety with the following paragraphs:
     “On September 15, 2008, a purported stockholder of Greenfield filed a class action complaint in Connecticut Superior Court, Hartford Judicial District, docketed as Craig Ginman v. Joel R. Mesznik, Albert A. Angrisani, Burton J. Manning, Lise J. Buyer, Charles W. Stryker, Joseph A. Ripp, Microsoft Corporation, Crisp Acquisition Corp., and Greenfield Online, Inc. (the “Ginman Action”), against Greenfield, its directors, Microsoft and the Offeror. The Ginman Action purports to be brought individually and on behalf of all public stockholders of Greenfield. The Ginman Action alleges that Greenfield’s director defendants breached their fiduciary duties to Greenfield’s stockholders in connection with the Offer, and that Microsoft and the Offeror aided and abetted such alleged breach. Based on these allegations, the Ginman Action seeks, among other relief, a judgment: certifying the proposed class of stockholders; enjoining defendants, temporarily and permanently, from taking any steps necessary to accomplish or implement the acquisition of Greenfield, including the Offer, pending a sale process acceptable to plaintiff; enjoining, temporarily and permanently, any material transactions or changes to Greenfield’s business and assets unless and until a process is conducted to evaluate Greenfield’s strategic alternatives that is acceptable to plaintiff; declaring that the proposed Merger is in breach of defendants’ fiduciary duties and, therefore, any agreement arising therefrom is unlawful and unenforceable; requiring defendants to fully disclose all information regarding the Merger that plaintiff alleges is material; to the extent, if any, that the Merger complained of is consummated prior to entry of final judgment, rescinding the transaction or awarding damages to the class; awarding to plaintiff the costs and disbursements of the Ginman Action, including a reasonable allowance for fees and expenses incurred by plaintiff’s attorneys and experts; and awarding plaintiff and the class pre- and post-judgment interest.
     Also on September 15, 2008, plaintiff filed in Connecticut Superior Court, Hartford Judicial District, an Application for a Temporary Injunction and Motion for Expedited Proceedings (the “Application”), to be heard on September 22, 2008, setting a schedule for expedited discovery and a hearing on plaintiff’s request for injunctive relief prior to the vote and appraisal election deadline. As part of the Application, plaintiff also sought an order requiring the expedited production of documents from defendants and their advisers, as well as depositions. On September 19, 2008, the Greenfield defendants filed an opposition to plaintiff’s Application and Microsoft filed a motion to dismiss. In support of its motion to dismiss, Microsoft asserted that plaintiff had failed to obtain permission of the Court to add it as a defendant; failed properly to file an amended complaint purportedly adding it as a defendant and failed to obtain and issue a proper summons directed to Microsoft.
     On September 22, 2008, Greenfield, Microsoft and the plaintiff in the Ginman Action entered into a Memorandum of Understanding (the “MOU”), in which Greenfield agreed to certain additional disclosures, which are included in this Schedule 14D-9, in exchange for a settlement that will include a general release in favor of all defendants, their agents, investment bankers, insurers and counsel of all claims, including known and unknown claims (whether for damages or equitable relief). On September 23, 2008, plaintiff withdrew the request for expedited discovery, and the parties agreed to a stay of the underlying litigation pending confirmatory discovery and additional disclosures. The settlement contemplated in the MOU is contingent upon reasonably satisfactory confirmatory discovery, the negotiation of a definitive settlement agreement and approval by the Court. The MOU further provides that the parties will negotiate in good faith with respect to an attorney’s fee to be paid to plaintiff’s counsel, and that if the parties are unable to agree, a fee application will be made to the Court, which defendants will be free to oppose. Upon final approval of the settlement, the Ginman Action shall be dismissed with prejudice.
     The foregoing description of the Ginman Action is qualified in its entirety by reference to a copy of the complaint in the Ginman Action attached to the Schedule TO as Exhibit (a)(5)(C) and incorporated herein by reference, and the foregoing description of the Application is qualified in its entirety by reference to a copy of the Application attached to the Schedule TO as Exhibit (a)(5)(D) and incorporated herein by reference.”
(d)	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following clause (i) after clause (h):

“ (i)	Plans for the ISS Business.
     In connection with Parent’s entry into the Microsoft Agreement, the Company has been advised by Microsoft that ZM Capital is paying $120 million for the ISS business.”

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

GREENFIELD ONLINE, INC.
By:	/s/ Albert Angrisani
	Name:	Albert Angrisani
	Title:	President and Chief Executive Officer

Dated: September 29, 2008